June 11, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innovest Global, Inc.
Registration Statement on Form 10-12G Filed April 17, 2020 File No. 0-56161

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Innovest Global, Inc. (the “Company”) respectfully requests withdrawal, effective immediately, of its Registration Statement on Form 10-12G (File No. 0-56161) filed with the United States Securities and Exchange Commission (the “Commission”) on April 17, 2020 (the “Registration Statement”). Sixty days has not passed since the Registration Statement was filed and the Registration Statement has not become effective.

The Company has experienced delays in completing the audit of its 2019 financial statements as a result of the COVID-19 pandemic and desires to prevent the Registration Statement from becoming effective prior to inclusion of the audited financial statements and review of the Registration Statement by the Commission. The Company intends to file a replacement Registration Statement on Form 10-12G as soon as possible.

The Company makes this request in order to prevent the Registration Statement from going effective sixty days after the initial filing date, in accordance with the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Exchange Act. The Company is not offering securities in connection with the Registration Statement and no securities have been sold in connection with the Registration Statement. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

8834 MAYFIELD ROAD CHESTERLAND, OH 44026

The Company requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission consent to this application for withdrawal of the Registration Statement. It is the Company’s understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after that date, the Company receives notice from the Commission that this application will not be granted. Please direct questions with respect to this matter to:

Christopher J. Hubbert

Kohrman Jackson & Krantz LLP

1375 East Ninth Street, 29th Floor

Cleveland, Ohio 44114

216-736-7215

CJH@KJK.com

Thank you for your attention to this matter.

Sincerely,

/s/ Daniel G. Martin

Chairman and Chief Executive Officer

8834 MAYFIELD ROAD CHESTERLAND, OH 44026